Exhibit 99.1

Ellomay Capital Ltd. Investors Presentation - June 2025 Initiation, Development and Operation of Renewable Energy Projects for the Generation and Storage of Electricity and Gas through a Range of Technologies around the world

Legal Disclaimer • General - The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including our Annual Report on Form 20 - F for the year ended December 31 , 2024 , and other filings that we make from time to time with the SEC . Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits o r the suitability of the securities for its purpose and only based on such information as is contained in such filings, having received all such professional or other advice as it deems right or appropriate under the circumstances and not in reliance on the information contained in the presentation . By making this presentation available, we do not provide advice and make no recommendation to buy, sell or otherwise trade our shares o r any other securities o r investments whatsoever . We do not warrant that the information is complete o r accurate, nor will we bear any liability for any damage o r losses that may arise from any use of the information . This presentation and any information contained therein do not constitute an offer to sell or the solicitation of an offer to buy any securities . N o offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 , as amended, o r an exemption therefrom . Securities will only be issued in Israel pursuant to a valid prospectus under the Israeli Securities Law, 1968 or an exemption from the prospectus requirements under this law . Historical facts and past operating results do not mean that future performance or results for any period whatsoever will necessarily match o r exceed those of any previous year . This presentation and the information included therein are owned exclusively by the Company, and may not be published, distributed or used in any other way without first obtaining our express written approval . • Forward - looking information - This presentation contains forward - looking statements that involve material risks and uncertainties . All statements included in this presentation concerning our plans, other than statements involving historical facts, are forward - looking statements . Such forward - looking statements include forecast financial information . Such forward - looking statements regarding revenues, earnings, performance, strategies, prospects, expenses and other aspects of our businesses are based on current expectations, which are subject to risks and uncertainties, and based on forecast electricity prices, the current government tariff, and/or commercial agreements pertaining to each project and the current or expected licenses and permits o r each project . In addition, the details regarding projects included in this presentation, that are under advanced development o r early - stage development, are based on current internal assessments of our management, and there i s no certainty o r assurance that we will be able to develop o r complete those projects, since the development of such projects requires, among other things, approvals, land rights, permits and financing (equity, project financing and capital which will be raised through debt and equity issuances, and through disposal of assets) . The use of certain words, including the words “assessment”, “project”, “intends”, “expects”, ”plans”, “believes”, “will” and similar expressions are aimed at identifying forward - looking statements as defined in the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968 . We may not achieve in practice the plans, intentions or expectations included in our forward - looking statements, and one should not place undue reliance on these forward - looking statements . Various important factors could cause actual results o r events to differ materially from those which may be expressed o r implied by our forward - looking statements, including changes in electricity prices and demand, regulatory changes, inability to obtain the financing required for the development and construction of projects, continuation of the war in Israel, inability to advance the expansion of Dorad, increases in interest rates and inflation, changes in exchange rates, in the availability and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of continued military conflict between Russia and Ukraine, delays in development, construction, or commencement of operation of the projects under development, technical and other disruptions in the operations or construction of the power plants owned by the Company, failure to obtain permits - whether within the set time frame or at all, climate change, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States . These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20 - F . The forward - looking statements are made as of that date and we do not undertake to revise any forward - looking statements, whether due to new information, future events or otherwise . • Use of non - IFRS measures - this presentation includes forecasts of EBITDA and FFO, which are non - IFRS measures . EBITDA is defined as income before net finance expenses, taxes, depreciation and amortization, and FFO (funds from operations) is calculated by adding taxes and finance expenses to the EBITDA . Although the Company views the non - IFRS measures as important measures of comparative operational performance, these non - IFRS measures should not be viewed in isolation or as a substitute for net income or other statement of income or cash flow data prepared in accordance with IFRS as an mearsure of profitability or liquidity . These non - IFRS measures do not take into consideration our obligations, including capital expenditure and restricted cash, and therefore are not necessarily indicative of amounts that may be available for discretionary use . In addition, FFO does not represent and is not an alternative to operating cash flow as defined in IFRS, and is not an indication of cash available to fund all cash flow needs, including the ability to make distributions . Not all companies calculate EBITDA or FFO in the same manner, and the presented measures may not be comparable to similarly - titled measures presented by other companies . The Company uses these measures internally as performance indicators, and believes that when these measures are combined with IFRS measures they add useful information regarding the Company’s operational performance . The Company is unable to provide a reconciliation between projected EBITDA and FFO and the net income or loss on a forward - looking basis without unreasonable efforts, since items that affect these financial measures, which are non - IFRS, are not under the Company’s control and/or may not be reasonably predicted . These items include, among others, exchange rate differences, depreciation and amortization, other income, finance income, finance expenses and taxes on income . Such items may have a significant impact on the future financial results of the Company, and the Company believes that such a reconciliation for the projected results will not be meaningful . 2

Significant Events The exercise of the right of first refusal in Dorad – Ellomay Luzon Energy ( 50 % held by the Company) exercised its right of first refusal in relation to 15 % of Dorad’s shares that Zorlu (one of Dorad’s shareholders) undertook to sell to The Phoenix, based on a value of NIS 2 . 8 billion of Dorad, which constitutes a bargain value in the opinion of the Company . At this stage, Ellomay Luzon Energy is expected to purchase 7 . 5 % of Dorad's shares, subject to conditions to closing . Sale of the Talmei Yosef project – the sale of the Talmei Yosef project (solar 9 MW) was completed in consideration for NIS 42 . 6 million . Extension of deadlines in the Manara project – a 16 - month extension was received for the project from the Israeli Electricity Authority . Negotiations are underway to expand the Manara project – negotiations are underway with the Israeli Electricity Authority to increase the project’s capacity from 156 MW to 220 MW . Clal Insurance invests in solar projects in Italy through the Ellomay Italy PV partnership – Clal Insurance was introduced as partner with a 49 % stake in a 198 MW connected and Ready to Build (RTB) portfolio of projects, at an investment of approx . EUR 53 million . Execution of a financing agreement for the Italian project companies – A financing agreement for the construction of a 198 MW solar projects in Italy was executed . The financing is at a loan to cost (LTC) ratio of approx . 60 % for 23 years at a fixed annual interest of 4 . 5% . Storage in solar projects in the USA, Spain and Italy – the Company plans to install batteries in order to transfer energy from off - peak to peak hours . 3

4 Ellomay – Business Card Four technologies • Solar • Natural gas • Biogas • Pumped storage Five geographies • Italy • Israel • USA • The Netherlands • Spain 500 MW connected • 336 1 – Spain, solar • 38 2 - Italy, solar • 19 - The Netherlands, biogas • 80 3 – Israel, natural gas • 27 - US, solar 1. The Company’s share in the Talasol project - with total capacity of 300 MW - is 51% 2. Company’s share - 51% 3. According to the Company's share in Dorad (Dorad’s total capacity – 850 MW)

757 MW - existing 229 MW - Italy 100 MW - US 522 MW - existing 195 MW - Italy 40 MW - US 455 MW - existing 18 MW - Italy 49 MW - US 5 Forecast Connection of Projects to the Grid 455 522 757 1,086 418 229 800 2024 2025 2026 2027 Project backlog and grid connection forecast *, Megawatt (MW) 1,902 ʬʸʹʺ ʮʧʥʡʸʩʭ ʬʡʰʩʤ ʮʥʫʰʩʭ / ʡʡʰʩʤ ʮʺʷʣʭ ʴʩʺʥʧ ʸʠʹʥʰʩ ʴʩʺʥʧ Initial development Advanced development Under construction or ready to build (RTB) Connected to the grid The chart is based on projects under development. The Company may decide to sell some of the projects as a full/partial alternative to financing development efforts through debt/equity issuances

Results and Forecasts (in EUR million)

ellomay CAPITAL LIMITED

<u>Assumptions for calculating FFO</u>

- After finance expenses in respect of project financing, bonds and tax expenses
- It was assumed that new facilities in Italy will be financed by project financing (up to 60%) and the remaining investment will be financed by funds raised from debt/equity issuances and sale of assets


Revenues
43
52
78
97
2024
2025E
2026E
2027E

The Company expects receiving an annual dividend from Dorad of approximately 5 million euros (Company's share)


EBITDA* from Projects
27
33
56
72
2024
2025E
2026E
2027E


FFO* from Projects
20
26
42
58
2024
2025E
2026E
2027E

* EBITDA and FFO are non-IFRS measures. The Company is unable to provide a reconciliation between the EBITDA and FFO and the net income / loss on a forward-looking basis without unreasonable efforts, since items that affect these financial measures, which are non-IFRS, are not under the Company's control and/or may not be reasonably predicted. See Slide 2

Clarification: The revision of the forecast is mainly due to changes in the dates of connecting projects in Italy to the grid. The forecast is based on current plans and time tables, the compliance with which is subject to many risks and uncertainties, some of which are not under the Company's control

6

7 Key Connected Projects Talasol Spain ( 300 MW) Ellomay has a 51 % stake in the Talasol solar project in the town of Talaván, Cáceres, Spain . Talasol was connected to the grid in December 2020 , and the final construction cost was EUR 227 million . 80% ( 75 % on a P - 50 basis) of its production is sold through PPAs and the remaining electricity is sold directly to the grid Biogas - The Netherlands ( 19 MW) Ellomay has a 100 % stake in 3 biogas facilities in The Netherlands called Groen Gas Goor B . V . , Groen Gas Oude Tonge B . V, and Groen Gas Gelderland B . V with a green gas generation capacity of approx . 3 million, 3 . 8 million and 9 . 5 million, respectively Solar in Italy ( 38 MW) Ellomay has a 51 % stake in several solar plants in Italy, which were connected to the grid during 2024 - 2025 , and the electricity generated therein is sold at market prices The Dorad Power Plant ( 850 MW) Ellomay holds approx . 9 . 4 % of the Dorad power plant . The Dorad Power Plant is a combined - cycle gas - fired power plant with production capacity of approx . 850 MW (approx . 7 % of Israel's aggregate generation capacity), located south of Ashkelon . The electricity generated at the Dorad Power Plant is sold to end consumers throughout the country and to Israel's national grid Ellomay Solar Spain (28 MW) Ellomay has a 100 % stake in the “Ellomay Solar” facility, which is adjacent to the Talasol project in the town of Talaván, Cáceres, Spain . "Ellomay Solar" was connected to the grid during the second quarter of 2022 and the electricity generated therein is sold at market prices 4 Solar Projects in Spain (7.9 MW) Ellomay has a 100 % stake in 4 separate solar plants in Spain . 3 of them are located in the province of Murcia and one is located in the municipality of Cordoba, Andalusia . The facilities were connected to the grid between 7 / 2010 and 11 / 2011 . All facilities are connected to the Spanish national grid and are eligible for the special renewable energy grant from the Spanish government

Ellomay’s Operations in the USA Solar Operations - Texas, USA

Solar Operations in the Dallas Metropolitan Area Under the Distributed Generation Regulation Expected net investment €M Expected proceeds from sale of the ITCs 2 €M Expected cost €M Expected annual EBITDA* 1 €M Expected annual revenues €M Capacity MW / MWh Expected date of connection to the grid % of ownership Project 9.8 5.1 14.9 1.0 1.3 13.44 Connected 100% Fairfield 10.1 5.4 15.5 1.0 1.4 13.92 Connected 100% Malakoff 9.4 4.3 13.7 0.6 0.9 11.10 Q3 2025 100% Mexia 8.5 3.7 12.2 0.6 0.8 10.50 Q3 2025 100% Talco 14.0 6.8 20.8 1.5 2.3 PV 14, BESS 31 Q2 2026 100% Hillsboro 51.8 25.3 77.1 4.8 6.7 63.0 + storage Total 49 MW Connected / Pre - connection + 40 MW Under advanced planning 9 1. For a full year of operation 2. The Company signed an agreement for the sale of the tax benefits in the first four projects for a total of approx. USD 19 million * EBITDA is a non - IFRS measure. The Company is unable to provide a reconciliation between the EBITDA and the net income / loss on a forward - looking basis without unreasonable efforts, since items that affect this financial measure, which is non - IFRS, is not under the Company’s control and/or may not be reasonably predicted. See Slide 2

Ellomay’s US Operations – Strategy and Benefits Multiple small projects in close proximity to the demand areas - building multiple projects with a capacity of approx . 10 MWac in close proximity to the demand areas Operating through wholly - owned subsidiaries Optimal conditions for fast connection - these projects are expected to benefit from high availability of connection to the grid, a short licensing process, and flexible regulation regarding the sale of electricity to the grid or to end customers Tax benefit - the projects are expected to benefit from tax benefits of approx . 40 % without selling the accelerated depreciation Cash flow to the Company from the commercial operation date - the projects are expected to benefit from a strong cash flow from their commercial operation date, without finance expenses 10

Ellomay’s Operations in The Netherlands Biogas Projects

Biogas operations in The Netherlands - a new regulation is expected, from which Ellomay will benefit The Dutch government declared a new regulation, which is expected to come into force in January 2027 Under the new regulation, a gas blending obligation will apply to gas sold in The Netherlands (the gas mix is expected to be comprised of 20 % green gas and 80 % natural gas) The green gas has to be sourced in The Netherlands The new regulation is expected to trigger a high demand for green gas, which is produced in The Netherlands, and an increase in the prices of green gas and green certificates received from the production of the gas . The Groen Gas Gelderland facility The expected effect on Ellomay's activity in The Netherlands: An addition of approx. EUR 4 million to net income commencing 2027 12

13 Biogas Operations in The Netherlands - Details of Projects and Forecast Data by Projects for 2025 EBITDA* €M Revenues €M Expected annual gas production capacity Cubic meters million Expected own - production of electricity MW Project 1.0 8.1 8.4 1.0 Groen Gas Gelderland 0.6 4.2 4.2 0.6 Groen Gas Oude – Tonge 0.6 3.7 3.7 0.9 Groen Gas Goor 2.2 16 15.8 2.5 Total Forecast for 2026 - 2027 2027E 2026E Forecast , in EUR million 20.8 16.0 Revenues - 11.7 - 10.8 Cost of sales 9.1 5.2 Gross profit - 3.0 2.9 Operating expenses 6.1 2.3 EBITDA* - 0.1 - 0.2 Interest on loans from banks - - Income tax 6.0 2.1 FFO* * EBITDA and FFO are non - IFRS measures . The Company is unable to provide a reconciliation between the EBITDA and FFO and the net income / loss on a forward - looking basis without unreasonable efforts, since items that affect these financial measures, which are non - IFRS, are not under the Company’s control and/or may not be reasonably predicted . See Slide 2

Ellomay’s Operations in Israel Gas - fired power plant, pumped storage, solar

Ellomay’s Operations in Israel Pumped storage - Manara • Project under construction, with a capacity of 156 MWh, continuous operation for 12 hours - a total of 1 , 872 MW storage capacity • The project can be expanded to a capacity of 220 MWh • Negotiations are underway with the government to receive compensation for the shutdown period due to the war situation in Israel The Dorad Power Plant • Holding in the Dorad Power Plant ( 9 . 375% ) . Approvals were received from the regulator to increase the capacity from 850 MW to approx . 1 , 500 MW • An investee (Ellomay Luzon Energy - 50% ) informed Zorlu of the exercise of the right of first refusal to purchase 15 % of Dorad's shares based on a value of NIS 2 . 8 billion, and is expected - at this stage - to purchase 7 . 5 % of Dorad's shares subject to conditions to closing 15 Solar • Development and construction of solar + storage projects with an aggregate capacity of 100 MW solar + 400 MW in battery storage

Pumped Storage - Manara Cliff Facility type Pumped storage Location Manara Cliff - Israel Ownership Ellomay (83.34%), Ampa Investments (16.66%)* Expected capacity (MW) 156 MW, option to expand to 220 MW Total storage capacity (MWh) 1,872 MW/h Expected cost EUR 467 million Commencement of work April 2021 Expected end date First Half of 2029 Expected annual revenues** EUR 74 million Pumped storage, Manara Cliff 16 Expected annual EBITDA** EUR 32 million Due to the war in northern Israel : Project schedule extended by 16 months * Sheva Mizrakot Ltd . holds 25 % of the Manara project . 66 . 67 % of Sheva Mizrakot Ltd . are held by Ampa Investments Ltd . (representing 16 . 66 % of the Manara project) and the remaining 33 . 33 % are held indirectly by the Company representing 8 . 34% ) ** For a full year of operation, at 100 % ownership, according to an exchange rate of NIS 3 . 8 per EUR 1 . EBITDA is a non - IFRS measure . The Company is unable to provide a reconciliation between the EBITDA and the net income / loss on a forward - looking basis without unreasonable efforts, since items that affect this financial measure, which is non - IFRS, is not under the Company’s control and/or may not be reasonably predicted . See Slide 2

The Dorad Power Plant


ellomay
CAPITAL LIMITED

Dorad Power Plant

Current capacity	850 MW
Power plant structure	Gas-fired or diesel fuel-fired power plant, composed of 12 jet turbines and 2 residual heat turbines
Arbitral award in favor of Dorad	In November 2024, an arbitral award was handed down whereunder some of the other shareholders of Dorad are required to repay approx. USD 94 million (plus approx. USD 35 million in interest) to Dorad. The compensation was remitted to Dorad in Q4 2024
Exercise of right of first refusal	Ellomay Luzon Energy (50%), exercised its right of first refusal in relation to 15% of Dorad's shares that Zorlu (one of Dorad's shareholders) undertook to sell to The Phoenix, based on a value of NIS 2.8 billion of Dorad. At this stage, it is expected to purchase 7.5% of Dorad's shares subject to the conditions to closing
Government resolution to expand the power plant	In mid-2023, the government passed a resolution to increase the power plant's capacity by 650 MW; a building permit was received from the National Infrastructure Committee. Construction is planned to take place in the area of the existing power plant
Regulatory changes that benefited Dorad	The Israeli Electricity Authority's resolution to change the demand hours clusters as from the beginning of 2023, which means the cancellation of the mid-peak hours and increasing the on-peak and off-peak hours, benefits the Dorad Power Plant
Dividend in 2024	NIS 125 million (Company's share – 9.375%)

Dorad - Condensed Results, in NIS thousand

Dorad - summary of results, in NIS thousand	2022	2023	2024
Revenues	**2,369,220**	**2,722,396**	**2,863,770**
Profit from operating the power plant	340,671	466,510	620,287
Rate of profit from operting the power plant	14.4%	17.1%	21.7%
Net income	**75,280**	**211,315**	**452,327**
Dividend	**0**	**140,000**	**125,000**

17

Development of Solar Projects in Israel Solar projects Project Status Capacity Tariff per kWh License date Connection expiration to the grid Talmei Yosef - solar The project was sold Komemiyut - solar + storage Approved Urban Building Plan 21 MW Market regulation Market regulation TBD Klahim solar + storage Approved Urban Building Plan 21 MW Market regulation Market regulation TBD Talmei Yosef expansion - solar Approved Urban Building Plan 10 MW TBD Market regulation TBD Talmei Yosef high voltage storage Advanced planning stages 400 MW/H TBD Market regulation TBD 18

Ellomay’s Operations in Spain Solar projects – Talasol and others

Solar projects in Spain Spain - solar projects connected to the grid 20 Talasol Ellomay Solar Tariff / PPA Radiation (P50) Capacity (in MW) Project 20% market price / 80% PPA 1,869 300 Talasol (51%) Market price 1,909 28 Ellomay Solar EUR 0.22 subsidy per kWh 1,486 1.248 Seguisolar EUR 0.21 subsidy per kWh 1,533 1.675 Rodríguez 1 EUR 0.21 subsidy per kWh 1,561 2.691 Rodríguez 2 EUR 0.20 subsidy per kWh 1,431 2.275 La Rinconada

Ellomay’s Operations in Italy Solar Projects

A ctive Projects / Projects under Development in Italy Geographic Distribution - 2025 164.1 MWp Friuli - Venezia Giulia 8.0 MWp Marche 129.7 MWp Piemonte 160.2 MWp Lazio 22

Solar projects in Italy

Breakdown of Projects in Italy

Project	Status	Capacity MW	Annual radiation (P50)	Annual output Expected (P50)	Geographical location	Expected Connection to Grid
Ello 1*	Commercial operation	14.8	1,726	25,512	Lazio	Connected to grid
Ello 2*	Commercial operation	5.0	1,702	8,414	Lazio	Connected to grid
Ello 3	AU final process	14.9	1,652	24,579	Piemonte	Q4 2026
Ello 4	RTB	15.1	1,816	27,342	Lazio	Q3 2026
Ello 5*	RTB	87.3	1,830	159,830	Lazio	Q2 2026
Ello 7*	RTB	54.8	1,636	89,609	Piemonte	Q3 2026
Ello 8	AU final process	74.8	1,561	116,669	Friuli-Venezia Giulia	Q1 2027
Ello 9*	RTB	8.0	1,702	13,616	Marche	Q4 2025
Ello 10*	Commercial operation	18.1	1,690	30,511	Lazio	Connected to grid
Ello 11	RTB	79.5	1,496	118,897	Friuli-Venezia Giulia	Q1 2027
Ello 12	AU process	19.9	1,859	36,988	Lazio	Q1 2027
Ello 13	AU process	20.0	1,657	33,118	Piemonte	Q1 2027
Ello 14	RTB	20.0	1,671	33,394	Piemonte	Q3 2026
Ello 15*	RTB	10.0	1,673	16,699	Piemonte	Q4 2025
Ello 16	AU achieved	10.0	1,580	16,762	Piemonte	Q3 2026
Ello 18	RTB	9.8	1,581	15,530	Friuli-Venezia Giulia	Q3 2026
Total		**462.0**		**767,470 MWh/y**		

*** In partnership with Clal**
(which holds 49%)

- Ready to build (**RTB**)
- **The table is based on projects under development. The Company may decide to sell some of the projects as a full/partial alternative to financing development efforts through debt/equity issuances**

23

ellomay
CAPITAL LIMITED

Clal Insurance Transaction Clal Insurance entered as a partner ( 49% ) in a 198 MW portfolio set up and developed by the Company in Italy, in consideration for an investment of approx . EUR 53 million (NIS 210 million) (June 2025 ) The Company and Clal Insurance registered an Israeli partnership that will build and hold a backlog of solar projects with a total capacity of 198 MW, of which 38 MW are connected to the grid and 160 MW have commenced construction process . Clal received a right of first refusal with respect to the remaining project backlog in Italy with a total capacity of 462 MW . 24

Financial Data Results, project breakdown and forecasts

Details of Projects, financial data in EUR million

Connected Projects – Forecast for 2025

Country	Technology	Project	Holding rate	License	Capacity (MW)	Expected revenues	Expected EBITDA*	Expected FFO*	Expected debt As of December 31, 2025	Expected interest expenses	Expected principal repayment
Spain	**Solar**	Talasol [1]	51%	Indefinite	300	21.3	14.9	10.3 [2]	145.4	4.5	7.0
Spain	**Solar**	Rodríguez 1&2, Seguisolar and La Rinconada	100%	2041	7.9	2.1	1.2	0.8	10.3	0.4	1.0
Spain	**Solar**	Ellomay Solar	100%	Indefinite	28	2	1.3	0.8	9.2	0.5	0.5
Italy	**Solar**	Ellomay Solar Italy 1&2&10 [3]	51%	Indefinite	38	6	5.1	4.3	___	___	___
The Netherlands	**Biogas**	3 facilities	100%	Indefinite	19	16	2.2	1.9	5.0	0.3	1.5
Israel	**Power plant**	Dorad [4]	9.375%	2034	80 [5]	74.0	20.0	14.0	43.0	4.0	7.0
USA	**Solar**	4 projects [6]	100%	Indefinite	50	4.4	3.2	3.2	___	___	___
Total connected					**522.9**	**125.8**	**47.9**	**35.3**	**212.9**	**9.7**	**17.0**

(1) In respect of a 100% stake. Company's share constitutes 51%
(2) Excluding approx. EUR 2 million in interest on loans advanced by minority interests of Talasol
(3) Forecasts per representative year. In respect of a 100% stake. Company's share constitutes 51%
(4) The data represent the Company's share (9.375%) based on the Euro/NIS exchange rate as of December 31, 2024: NIS 3.796 / EUR 1.
(5) Company's share (Dorad's capacity on a 100% basis - 850 MW)
(6) Forecasts per representative year.

* EBITDA and FFO are non-IFRS measures. The Company is unable to provide a reconciliation between the EBITDA and FFO and the net income / loss on a forward-looking basis without unreasonable efforts, since items that affect these financial measures, which are non-IFRS, are not under the Company's control and/or may not be reasonably predicted. See Slide 2

26

ellomay CAPITAL LIMITED

Details of Projects, financial data in EUR million

Projects under construction / ready to build

Country	Technology	Project	Holding rate	Date of connection to the grid - expected	Capacity (MW)	Expected revenues	Expected EBITDA*	Expected FFO*	Expected construction cost
Israel	Pumped storage	Manara	83.34%	2029	156	74 [1,2]	32 [1,2]	17[1,2]	467
USA	Solar	Hillsboro	100%	2026	14 + storage	2.3 [2,3]	1.5 [2,3]		14
Italy - under construction	Solar	Ello's projects	51%	2025-2026	160	24.3 [4]	20.8 [4]	14.8 [4]	136.1
Italy - RTB	Solar	Ello's projects	100%	2026-2027	124	---	---	---	---
Total under construction / ready to build					**454 MW**				

Projects under advanced development / initial development

Status	Country	Technology	Holding rate	Expected timetable	Capacity (MW)
Advanced development	Italy	Solar	100%	Commencement of construction - 2026	140
Initial development	Italy, USA, Spain, Israel	Solar	100%		800
Total under development (advanced + initial)					**940 MW**

Total under construction / ready to build /under development	**1,916.9 MW**

(1) On average in respect of a 100% stake. The Company's stake is approx. 83.34%. Based on the Euro/NIS exchange rate as of December 31, 2024: NIS 3.796 / EUR 1
(2) For the first year of operation, average
(3) Conversion ratio EUR 1 / USD 1:1.1
(4) On average in respect of a 100% stake. The Company's stake is 51%.

The Company will be required to raise further funds in order to implement its development plans by raising debt / equity and/or by disposing of assets

* EBITDA and FFO are non-IFRS measures. The Company is unable to provide a reconciliation between the EBITDA and FFO and the net income / loss on a forward-looking basis without unreasonable efforts, since items that affect these financial measures, which are non-IFRS, are not under the Company's control and/or may not be reasonably predicted. See Slide 2

27

ellomay CAPITAL LIMITED

Key Financial Position Data (in EUR thousand) % of total assets December 31, 2024 % of total assets December 31, 2023 % of total assets December 31, 2022 % of total assets December 31, 2021 6% 41,134 9% 52,124 9% 49,294 13% 71,585 Cash, deposits and marketable securities 73% 495,025 69% 422,025 67% 384,291 65% 356,194 Financial debt* 67% 453,891 60% 369,901 58% 334,997 52% 284,609 Net financial debt* 71% 482,747 67% 407,982 63% 365,756 62% 340,897 Net property, plant & equipment ** 5% 34,990 5% 31,772 5% 30,029 6% 34,029 Investment in Dorad 92% 624,310 89% 547,124 81% 467,368 85% 470,301 CAP* 86% 583,176 81% 495,000 73% 418,074 72% 398,716 Net CAP* 19% 131,068 20% 125,099 14% 83,077 21% 114,107 Total equity 100% 640,009 100% 612,852 100% 576,157 100% 551,979 Total assets 28 * See Appendix A for calculations ** mainly with respect to solar activity

Appendix A – financial position data for calculating the financial position leverage ratios

In EUR thousands	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
Current maturities of loans from banks	126,180	12,815	9,784	21,316
Current maturities of other loans	16,401	10,000	5,000	5,866
Current maturities of debentures	19,806	18,714	35,200	35,706
Long-term bank loans	76,314	251,048	267,154	276,314
Bonds	117,493	91,714	104,887	155,823
Total financial debt	**356,194**	**384,291**	**422,025**	**495,025**
Cash and cash equivalents	41,229	46,458	51,127	41,134
Marketable securities	1,946	2,836	0	0
Short term deposits	28,410	0	997	0
Total liquid means	**71,585**	**49,294**	**52,124**	**41,134**
Net Financial Debt	**284,609**	**334,997**	**369,901**	**453,891**
Equity	**114,107**	**83,077**	**125,099**	**129,285**
Total assets	**551,979**	**576,157**	**612,852**	**677,257**
CAP (financial debt + equity)	**470,301**	**467,368**	**547,124**	**624,310**
Net CAP (financial debt + equity)	**398,716**	**418,074**	**495,000**	**583,176**

Use of Non-IFRS Financial Measures

The Company defines financial debt as loans and borrowings plus bonds (current liabilities), finance lease liabilities, long-term bank loans, bonds (non-current liabilities), net financial debt, as financial debt less cash and cash equivalent less investments held for trading less short-term deposits and CAP as equity, plus financial debt. The Company presents these measures in order to improve the understanding of its leveraging ratios and loans. Although the Company views those measures as important measures of leveraging, they should not be viewed in isolation or as a substitute for long-term loans or other balance sheet data that were prepared in accordance with IFRS as a measure of leveraging. Not all companies calculate those measures in the same manner, and the presented measures may not be comparable to similarly-titled measures presented by other companies.

29

ellomay CAPITAL LIMITED

Thank you